CUSIP No. 46145 P 103

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Investools Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

46145 P 103

(CUSIP Number)

Investools Inc.

13947 South Minuteman Drive

Draper, Utah 84020

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 15, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisitions which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box  ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The Remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

CUSIP No. 46145 P 103	SCHEDULE 13D

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Tom Sosnoff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)

00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)	☐

6	CITIZENSHIP OR PLACE OR ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

4,411,760 shares
8 SHARED VOTING POWER

None
9 SOLE DISPOSITIVE POWER

4,411,760 shares
10 SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,411,760 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.85%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 46145 P 103

SCHEDULE 13D

Investools Inc.

Filed by Tom Sosnoff

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to the shares of common stock, par value $.01 per share of Investools Inc., a Delaware corporation (the “Company” or the “Issuer”). The Company’s principal executive office is located at 13947 South Minuteman Drive, Draper, Utah 84020.

Item 2.	Identity and Background:

	(a)	Tom Sosnoff (“Reporting Person”)

	(b)	Principal Business Address: 600 West Chicago Avenue, Suite 100 Chicago, Illinois 60610

	(c)	Principal Business: Reporting Person is a Director of the Issuer, President of thinkorswim Group, Inc. (“Group”), a wholly owned subsidiary of Issuer, and Chief Executive Officer of thinkorswim, Inc., an online broker-dealer and a wholly owned subsidiary of Group.

	(d)	Reporting Person has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

	(e)	Reporting Person has not, during the past five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

	(f)	Reporting Person is a Citizen of United States.

Item 3.	Source and Amount of Funds or Other Considerations:

On February 15, 2007, pursuant to the Agreement and Plan of Merger dated as of September 18, 2006 by and among Group, the Issuer, and Atomic Acquisition Corp., the Issuer acquired Group when Atomic Acquisition Corp. merged with and into Group (the “Merger”). The Reporting Person is the beneficial owner of 4,404,540 of the Issuer’s common stock which he acquired pursuant to the terms of the Merger Agreement. Such shares were acquired as a result of each share of Group being cancelled and automatically receiving the right to 14.621796 shares of Issuer’s common stock and $130.109276 in cash upon closing of the Merger. The Merger became effective February 15, 2007. In addition, on February 15, 2007, Reporting Person purchased 7,220 shares of Issuer’s common stock for $15.69 per share from Robert Stapleton in a private transaction. Reporting Issuer used personal funds for such transaction.

CUSIP No. 46145 P 103

Item 4.	Purpose of Transaction:

As described in Item 3 above, the shares of Common Stock reported in this Schedule 13D were acquired by the Reporting Person in the Merger and pursuant to a private transaction. The Reporting Person acquired shares of the Issuer’s Common Stock for investment purposes and does not have any present plans or proposals which relate to or would result in:

	(a)	the acquisition by a person of additional securities of the Issuer, or the disposition of securities of the Issuer;

	(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the issuer or any of its subsidiaries;

	(c)	a sale or transfer of a material amount of assets of the Company or any subsidiary thereof;

	(d)	any change in the board of directors or management of the Issuer including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board, other than the appointment of Reporting Person to the Board of Directors of the Issuer;

	(e)	any material change in the present capitalization or dividend policy of the Issuer;

	(f)	any other material change in the Issuer’s business or corporate structure;

	(g)	changes in the Issuer’s charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any Person;

	(h)	causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted on NASDAQ;

	(i)	a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act, as amended; or

	(j)	any action similar to any of those enumerated above.

As a Director of Issuer and as a member of management of subsidiaries of Issuer, Reporting Person may, depending on the facts and circumstances, consider any plans and proposals with respect to transactions described in subparagraphs (a) through (j) above.

Item 5.	Interest in Securities of the Issuer.

	(a)	Reporting Person is deemed to beneficially own 4,411,760 shares of common stock of Issuer, representing approximately 6.85% of the class. Reporting Person also was granted options as an employee for 461,782 shares of Issuer’s common stock, with an exercise price per share equal to $15.69 per share for 230,891 shares and $23.535 per share for 230,891 shares. These options vest as to 25% of the shares subject thereto on each of the first, second, third, and fourth anniversaries of February 15, 2007, subject to Reporting Person’s continued service with the Company. Additionally, if a change in control of the Company occurs during the employment term, the options will become 100% vested and exercisable on an accelerated basis immediately prior to a change in control of the Company.

CUSIP No. 46145 P 103

	(b)	Reporting Person has sole voting power and sole dispositive power with respect to the shares identified in response to Item 5(a) above.

	(c)	See Item 5(a) above.

	(d)	Reporting Person is the only person known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, any shares of the common stock of Issuer that Reporting Person may be deemed to own beneficially.

	(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Reporting Person is a party to a Stockholders’ Agreement dated as of February 15, 2007 among Reporting Person, Issuer and certain other stockholders, by which he may not transfer his shares of stock for a period of time. Reporting Person may transfer up to 35% of his shares following the first anniversary date of the Merger and up to 70% following the second anniversary date of the Merger. Following the third anniversary date of the Merger, there are no further transfer restrictions under the Stockholders’ Agreement. However, under the Stockholders’ Agreement, if the Company terminates the employment of Reporting Person for a reason other than Cause or death or Disability or if he terminates his employment for Constructive Termination (as such capitalized terms are defined in his Employment Agreement with the Company), then the foregoing restrictions on transfers will terminate on the later of (1) the first business day after date of such termination and (2) the six month anniversary of the date of the Merger. In addition, six months after the date of the Merger, Reporting Person may sell up to 7,220 of his shares. The Company agreed under the Stockholders’ Agreement to appoint Reporting Person to the Board of Directors of the Company as of the effective date of the Merger, and until the third anniversary date of the Merger, Reporting Person may continue to designate one person, including himself, to be nominated for election to the Board of Directors.

Item 7.	Material to be Filed as Exhibits.

Document

	Exhibit 1	Agreement and Plan of Merger Agreement dated as of September 18, 2006 among Investools Inc., thinkorswim Group, Inc. and Atomic Acquisition Corp. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of Investools Inc. filed on September 20, 2006).

	Exhibit 2	Stockholders’ Agreement dated as of February 15, 2007

CUSIP No. 46145 P 103

Signatures.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 23, 2007

/s/ Tom Sosnoff
Tom Sosnoff

Exhibit 2

EXECUTION COPY

STOCKHOLDERS’ AGREEMENT

by and among

INVESTOOLS INC.,

and

THE OTHER PARTIES NAMED HEREIN

Dated as of February 15, 2007

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STOCKHOLDERS AGREEMENT

This STOCKHOLDERS’ AGREEMENT (this “Agreement”), dated as of February 15, 2007 (the “Effective Date”), is entered into by INVESTOOLS INC., a Delaware corporation (including any successor thereto, the “Company”), and those stockholders of the Company set forth on Schedule A hereto (collectively, the “Stockholders”). Capitalized terms not defined herein shall have the respective meanings ascribed to them in the Merger Agreement (as defined below).

WITNESSETH:

WHEREAS, the Company has entered into an Agreement and Plan of Merger, dated as of September 18, 2006 (the “Merger Agreement”), pursuant to which the Company has agreed to acquire thinkorswim Group, Inc., a Delaware corporation (“Group”), through the merger (the “Merger”) of a newly-formed wholly-owned subsidiary of the Company into Group;

WHEREAS, the Stockholders, as stockholders of Group, acquired an aggregate of 19,104,752 shares of Common Stock (as defined below) pursuant to the Merger (together with any shares of Common Stock issued or issuable with respect to such shares of Common Stock by way of stock dividends or stock splits or in connection with a combination of shares, recapitalization, merger, consolidation, or other reorganization or otherwise, the “Acquired Securities”);

WHEREAS, the provisions of this Agreement are an inducement to the entering of the Company and Group into the Merger Agreement and the execution of this Agreement is a condition precedent to the Merger.

NOW, THEREFORE, in consideration of the premises and of the mutual covenants, representations, warranties and agreements contained herein, the Company and the Stockholders hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions. As used in this Agreement, the following terms shall have the meanings set forth below:

“Affiliate” of any Person shall mean any Person that, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control or common investment management with such Person. The term “control” shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” shall have meanings correlative to the foregoing.

“Board” shall mean the board of directors of the Company.

“Business Day” shall mean a day other than a Saturday, Sunday or other day on which commercial banks in New York City are authorized or required by law to close.

“Commission” shall mean the Securities and Exchange Commission or any similar agency then having jurisdiction to enforce the Securities Act.

“Common Stock” shall mean the common stock, par value $0.01 per share, of the Company.

“Common Stock Equivalents” shall mean any stock, warrants, rights, calls, options, debt or other securities exchangeable or exercisable for or convertible into shares of Common Stock. Any reference herein to the number of Common Stock Equivalents shall be deemed to refer to the number of shares of Common Stock into which such Common Stock Equivalents are exchangeable or exercisable for or convertible into (or would be so exchangeable, exercisable or convertible upon the happening of any events or the satisfaction of any conditions set forth therein).

“Exchange Act” shall mean the Securities Exchange Act of 1934, and the rules and regulations promulgated thereunder, as the same may be amended from time to time.

“Person” shall mean any individual, corporation, limited liability company, partnership, firm, joint venture, association, trust, joint stock company, unincorporated organization or other entity.

“Public Offering” shall mean a public offering of Acquired Securities pursuant to an effective Registration Statement.

“Register,” “registered” and “registration” shall refer to a registration effected by preparing and filing a Registration Statement or similar document in compliance with the Securities Act and the declaration or ordering of effectiveness of such Registration Statement or document.

“Registration Statement” shall mean any registration statement of the Company under the Securities Act that covers any of the Acquired Securities pursuant to the provisions of this Agreement, including the related prospectus and any information deemed to be a part of such prospectus pursuant to Rule 430A promulgated under the Securities Act, all amendments and supplements to such registration statement or prospectus, including pre-and post-effective amendments (including any registration statement filed pursuant to Rule 462(b) promulgated under the Securities Act), all exhibits thereto and all material incorporated by reference or deemed to be incorporated by reference in such registration statement.

“Securities Act” shall mean the Securities Act of 1933, and the rules and regulations promulgated thereunder, as the same may be amended from time to time.

“Stockholders” shall have the meaning assigned in the preamble to this Agreement.

“Transfer” shall mean any direct or indirect transfer, sale, assignment, distribution, contribution, exchange, gift, hypothecation, encumbrance or other disposition of any Acquired Securities or any interest therein, including pursuant to the creation of a derivative security, the grant of an option or other right, the imposition of a restriction on disposition or voting or transfer by operation of law.

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Section 1.2 Other Definitions. The following terms are defined in the Sections indicated:

Term	Section
Acquired Securities	Recitals
Agreement	Preamble
Common Stock	Recitals
Company	Preamble
Executive Stockholders	2.1(a)
Form S-3 Registration	4.1(a)
Joinder Agreement	2.3
Losses	4.5(a)
Misstatement/Omission	4.5(a)
Other Security Holders	4.3(d)
Permitted Transfers	2.3
Piggyback Registrations	4.3(c)
Securities Purchase Agreement	Recitals
Sheridan	2.1(a)
Sosnoff	2.1(a)
Transaction Agreements	5.6

ARTICLE II

TRANSFER RESTRICTIONS

Section 2.1 Transfer Restrictions.

(a)(i) Prior to six months after the Effective Date, no Transfers by any Stockholder shall be permitted except for Permitted Transfers effected in compliance with Section 2.3, and (ii) prior to three years after the Effective Date, no Transfers by Tom Sosnoff (“Sosnoff”) or Scott Sheridan (“Sheridan”, and together with Sosnoff, the “Executive Stockholders”) shall be permitted except for Permitted Transfers effected in compliance with Section 2.3; provided, however, that (A) on and following the first anniversary of the Effective Date, Transfers by any Executive Stockholder shall be permitted to the extent that the aggregate of all Transfers (other than Permitted Transfers) by such Executive Stockholder does not exceed 35% of the Acquired Securities acquired by such Executive Stockholder on the Effective Date and (B) on and following the second anniversary of the Effective Date, Transfers by any Executive Stockholder shall be permitted to the extent that the aggregate of all Transfers (other than Permitted Transfers) by such Executive Stockholder does not exceed 70% of the Acquired Securities acquired by such Executive Stockholder on the Effective Date. Notwithstanding the foregoing, if the Company terminates the employment of either Sosnoff or Sheridan for a reason other than Cause or death or Disability or if either Sosnoff or Sheridan terminates his employment for Constructive Termination (as such capitalized terms are defined in such Executive Stockholder’s Employment Agreement with the Company), then the foregoing restrictions on Transfers by such Executive Stockholder shall terminate on the later of (1) the first business day after date of such termination and (2) the six month anniversary of the Effective Date.

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(b) Any purported Transfer not permitted by this Agreement will be null and void, and the Company shall not record on its share transfer books, register of stockholders or otherwise any such purported Transfer.

(c) Nothing in this Agreement shall be deemed to restrict any Transfer or other disposition of Acquired Securities pursuant to the terms of any merger, consolidation or other business combination transaction, or pursuant to any tender or exchange offer; provided, however, that such merger, consolidation or other business combination shall have been approved by, or such tender offer shall have been recommended to, the holders of shares of Common Stock by the Board.

Section 2.2 Compliance with Securities Laws. Each of the Stockholders hereby agrees that it shall not, directly or indirectly, Transfer any Acquired Securities unless such Transfer complies with the provisions hereof and, with respect to Stockholders subject thereto, the Company’s policies on insider trading, as in effect from time to time, and (a) such Transfer is made pursuant to an effective Registration Statement and, if required, has been registered under all applicable state securities or blue sky laws or (b) no such registration is required because of the availability of an exemption from registration under the Securities Act and all applicable state securities or blue sky laws, and, at the request of the Company, the transferor shall provide to the Company a legal opinion to such effect in form and substance, and from counsel, reasonably satisfactory to the Company; provided, however, that no such legal opinion shall be necessary in order to effectuate a Transfer pursuant to a Public Offering.

Section 2.3 Permitted Transfers. The following shall be considered “Permitted Transfers”: (a) Transfers by a Stockholder to a family member or family trust, family limited partnership or family limited liability company for bona fide estate planning purposes; (b) Transfers by a Stockholder by will or by intestate succession; or (c) transfers by a Stockholder to an Affiliate, partner or member thereof. Notwithstanding the foregoing, no Transfer by a Stockholder permitted by this Section 2.3 shall be consummated unless and until the proposed transferee agrees in writing to become a party to and be bound by the provisions of this Agreement to the same extent as the transferring Stockholder (such writing, a “Joinder Agreement”). Upon consummation of any Permitted Transfer by a Stockholder, the Stockholder shall send to the Company a notice of the Permitted Transfer, indicating the number of shares of Acquired Securities transferred, the date of the transfer, and the names and addresses of the transferees, along with a copy of the Joinder Agreement. For all purposes under this Agreement, such transferee shall thereafter be considered a Stockholder.

Section 2.4 Legend on Acquired Securities.

(a) A copy of this Agreement shall be filed with the Secretary of the Company and kept with the records of the Company.

(b) Each certificate representing Acquired Securities acquired by any Stockholder pursuant to the Merger shall bear legends substantially in the following forms:

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933,

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AS AMENDED (THE “SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR ANY OTHER JURISDICTION. THE SECURITIES MAY NOT BE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN APPLICABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND SUCH LAWS OR IN A TRANSACTION OUTSIDE THE UNITED STATES NOT SUBJECT TO THE SECURITIES ACT.

THE SALE, ASSIGNMENT, HYPOTHECATION, PLEDGE, ENCUMBRANCE OR OTHER DISPOSITION (EACH A “TRANSFER”) OF ANY OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE RESTRICTED BY THE TERMS OF A STOCKHOLDERS’ AGREEMENT BETWEEN THE COMPANY AND THE STOCKHOLDERS NAMED THEREIN, A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF THE COMPANY. THE COMPANY WILL NOT REGISTER THE TRANSFER OF SUCH SECURITIES ON THE BOOKS OF THE COMPANY UNLESS AND UNTIL THE TRANSFER HAS BEEN MADE IN COMPLIANCE WITH THE TERMS OF THE STOCKHOLDERS’ AGREEMENT.

(c) In the event that any such Acquired Securities are Transferred in a Public Offering, the Company shall promptly upon request, but in any event not later than is necessary in order to consummate such Transfer, deliver a replacement certificate not containing the legend set forth in Section 2.4(b) in connection with such Transfer.

(d) Upon the delivery to the Company of a legal opinion reasonably satisfactory to the Company to the effect that the legend set forth in Section 2.4(b) is no longer required by the Securities Act and any applicable state securities law, the Company shall promptly upon request deliver a replacement certificate not containing the legend in exchange for the legended certificate.

ARTICLE III

BOARD AND COMMITTEE REPRESENTATION

Section 3.1 Board Representation.

(a) On the Effective Date, the Company shall cause each of Sosnoff and Sheridan to be appointed as a director to the Board; provided, however, that if either Sosnoff or Sheridan does not satisfy the qualifications of directors of the Company then a designee of such non-qualifying party reasonably satisfactory to the Company and satisfying the qualifications of directors of the Company, shall be so appointed as a director.

(b) So long as Sosnoff or Sheridan, respectively, is an employee of the Company or any of its subsidiaries, until the third anniversary of the Effective Date, such person

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may designate one person to be nominated for election to the Board at each annual meeting of the Company’s stockholders. Such designee (if not such person himself) shall be reasonably satisfactory to the Company and shall satisfy the qualifications of directors of the Company.

(c) The Company shall reimburse Sosnoff or Sheridan, as applicable, or Sosnoff’s and Sheridan’s designees, as the case may be, for all reasonable out-of-pocket expenses of such director in connection with the performance of his duties as director, and he shall also be entitled to receive compensation and indemnity arrangements equivalent to that received by all other management directors of the Company.

Section 3.2 D&O Insurance

(a) At all times during which either Sosnoff, Sheridan or their designees shall serve as a director of the Company, the Company shall maintain director and officer liability insurance for the Company and its subsidiaries on same or similar terms as it currently maintains.

ARTICLE IV

REGISTRATION RIGHTS

Section 4.1 Form S-3 Registration

(a) Subject to the Transfer restrictions set forth in Sections 2.1 and 2.2, the Company will effect a shelf registration on Form S-3 (or any successor to Form S-3, or if the Company is not eligible to use a Form S-3, on a Form S-1 or other applicable form, in any case the “Form S-3 Registration”), (w) not later than six months after the Effective Date, for all of the Acquired Securities acquired by the Stockholders (other than the Executive Stockholders), (x) not later than one year after the Effective Date, for 35% of the Acquired Securities acquired by each Executive Stockholder and (y) not later than two years after the Effective Date, for an additional 35% of the Acquired Securities acquired by each Executive Stockholder or (z) within 30 days (but no sooner than the sixth month anniversary of the Effective Date) of the restrictions on Transfer by an Executive Stockholder contained in Section 2.1(a) terminating due to the termination by the Company of such Executive Stockholder’s employment with the Company for a reason other than Cause or death or Disability or due to the termination employment by Executive Stockholder for Constructive Termination (as such capitalized terms are defined in such Executive Stockholder’s Employment Agreement with the Company), for all of the Acquired Securities acquired by such Executive Stockholder; provided, however, that the Company shall not be obligated to effect any such registration pursuant to this Section 4.1:

(i) if the Company shall furnish to the Stockholders a certificate signed by the chairman of the Board stating that, in the good faith judgment of the Board, it would not be in the best interests of the Company and its stockholders for such Form S-3 Registration to be effected at such time, in which event the Company shall have the right to defer the filing of the Form S-3 Registration Statement for a period of not more than ninety (90) days; provided, that such right to delay a request shall be exercised by the Company not more than once; or

(ii) in any particular jurisdiction in which the Company would be required to qualify to do business or to execute a general consent to service of

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process in effecting such registration, qualification or compliance unless the Company is already subject to service in such jurisdiction and except as may be required by the Securities Act.

(b) Effectiveness of Registration Statements. Upon the occurrence of any event that would cause the Registration Statement (i) to contain a material misstatement or omission or (ii) to be not effective for resale of Acquired Securities during the period that such Registration Statement is required to be effective, the Company shall file an amendment to the Registration Statement as soon as reasonably practicable, in the case of clause (i), correcting any such misstatement or omission and, in the case of either clause (i) or (ii), use its reasonable best efforts to cause such amendment to be declared effective and such Registration Statement to become usable as soon as reasonably practicable thereafter. The Company agrees to use its reasonable best efforts to keep the Registration Statement filed pursuant to this Section 4.1 continuously effective and usable for the sale of Acquired Securities until the earlier of (A) the date when all the Acquired Securities covered by such Registration Statement have been sold pursuant to such Registration Statement, or (B) the third anniversary of the Effective Date; provided, however, that if the effectiveness of the Form S-3 Registration Statement is delayed and/or the Stockholders cannot sell shares on account of the holdback set forth in Section 4.2(b), then the time period for maintaining the effectiveness of the Form S-3 Registration Statement shall be extended from the third anniversary of the Effective Date for the period of such delay and/or holdback.

Section 4.2 Hold-Back Agreements; Piggyback Registrations.

(a) Company Holdback. The Company agrees, if so required by the lead underwriters, which underwriter shall be chosen by the Company and shall be reasonably acceptable to the Stockholders holding a majority of the shares of Common Stock included in the Registration Statement, of an underwritten offering effected pursuant to a Registration Statement under Section 4.1 or 4.2(c), not to effect any public or private sale or distribution of shares of Common Stock, or any securities convertible into or exchangeable or exercisable for such securities, during the ten (10) days prior to the pricing of such offering and until the earlier of (A) the end of the 90-day period beginning on the date of pricing of such offering, unless the lead underwriters for such offering otherwise agree , and (B) the abandonment of such offering.

(b) Stockholder Holdback. If the Company registers shares of Common Stock or Common Stock Equivalents in connection with an underwritten public offering during the one year period following the Effective Date, the Stockholders, if so required by the lead underwriters of such underwritten offering, agree not to effect any public sale or distribution of any of the Acquired Securities, including any sale pursuant to Rule 144 promulgated under the Securities Act (other than as a part of such underwritten public offering), without the consent of the Company or such lead underwriters during the period commencing on a date specified by the lead underwriters, such date not to exceed ten (10) days prior to the pricing of such offering, and ending on the earlier of (i) 90 days after the pricing of such offering, unless the lead underwriters for such offering otherwise agree as to a shorter period, and (ii) the abandonment of such offering.

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(c) Right to Piggyback. Whenever the Company proposes to register shares of Common Stock (other than Acquired Securities) under the Securities Act (other than a registration statement on Form S-4 (or F-4) or S-8 (or F-8) (or any successor forms to such Forms)), whether or not for sale for its own account, where the Stockholders would be required to agree to not effect any public sale or distribution of any of the Acquired Securities pursuant to Section 4.2(b), the Company will give prompt written notice of such proposed filing to each of the Stockholders at least 30 days before the anticipated filing date. Such notice shall offer each Stockholder the opportunity to register such amount of Acquired Securities of such Stockholder as it shall request (a “Piggyback Registration”). Subject to Sections 4.2(d) and 4.2(e), the Company shall include in each such Piggyback Registration all Acquired Securities with respect to which the Company has received written requests for inclusion therein within 15 days after such notice has been given by the requesting Stockholder(s) to the Company. Such Acquired Securities shall be included in the underwriting on the same terms and conditions as the securities otherwise being sold through the underwriters. The requesting Stockholder(s) shall be permitted to withdraw all or part of the Acquired Securities from a Piggyback Registration at any time prior to the effective time of such Piggyback Registration.

(d) Priority on Primary Registrations. If a Piggyback Registration is an underwritten primary registration on behalf of the Company by or through one or more underwriters of recognized standing and the lead underwriters advise the Company that, in their good faith judgment, the number of securities requested to be included in such registration exceeds the number which can be sold in such offering without materially and adversely affecting the marketability of the offering, then the Company will include in the Registration Statement relating to such registration (i) first, the securities the Company proposes to sell, and (ii) second, the Acquired Securities requested to be included in such registration by the Stockholder(s) and any other stockholders of the Company (“Other Security Holders”) reduced on a pro rata basis, based on the amount of Acquired Securities owned by the requesting Stockholder(s) and, if applicable, the securities owned by each such Other Security Holder; provided, however, in no event shall the amount of Acquired Securities included in such registration be reduced below twenty-five percent (25%) of the total amount of securities included in such registration.

(e) Priority on Secondary Registrations. If a Piggyback Registration is an underwritten secondary registration on behalf of Other Security Holders by or through one or more underwriters of recognized standing and the lead underwriters advise the Company that, in their good faith judgment, the number of securities requested to be included in such registration exceeds the number which can be sold in such offering without materially and adversely affecting the marketability of the offering, the Company will include in such registration the securities owned by such Other Security Holders and the Acquired Securities requested to be included in such registration by the Stockholder(s), reduced, in each case, on a pro rata basis, based on the amount of Acquired Securities owned by the requesting Stockholder(s) and the securities owned by each such Other Security Holder.

Section 4.3 Registration Procedures. Whenever the Company is required to register Acquired Securities pursuant to Section 4.1 or 4.2(c), the Co mpany will use its reasonable best efforts to effect the registration to permit the sale of such Acquired Securities in accordance with the intended method or methods of disposition thereof, and pursuant thereto the Company will as expeditiously as possible:

(a) prepare and file with the Commission a Registration Statement with respect to such Acquired Securities as prescribed by Section 4.1 or 4.2(c) on a form available for the sale of the Acquired Securities by the Stockholders in accordance with the intended method or methods of distribution thereof and use its reasonable best efforts to cause each such Registration Statement to become and remain effective within the time periods and otherwise as provided herein;

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(b) prepare and file with the Commission such amendments (including post-effective amendments) to the Registration Statement and such supplements to the prospectus as may be necessary to keep such Registration Statement effective and to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such Registration Statement until such time as all of such securities have been disposed of in accordance with the intended methods of disposition by the seller or sellers thereof set forth in such Registration Statement (or such other time as is provided in Section 4.1(b));

(c) furnish to the Stockholders and to each underwriter, if any, such number of copies of such Registration Statement, each amendment and post-effective amendment thereto, the prospectus included in such Registration Statement (including each preliminary prospectus and any supplement to such prospectus and any other prospectus filed under Rule 424 of the Securities Act), in each case including all exhibits, and such other documents as the Stockholders may reasonably request in order to facilitate the disposition of the Acquired Securities owned by such Stockholders or to be disposed of by such underwriter (the Company hereby consenting to the use in accordance with all applicable law of each such Registration Statement (or amendment or post-effective amendment thereto) and each such prospectus (or preliminary prospectus or supplement thereto) by such Stockholders and the underwriters, if any, in connection with the offering and sale of the Acquired Securities covered by such Registration Statement or prospectus);

(d) use its reasonable best efforts to register or qualify and, if applicable, to cooperate with the Stockholders, the underwriters, if any, and their respective counsel in connection with the registration or qualification (or exemption from such registration or qualification) of, the Acquired Securities for offer and sale under the securities or blue sky laws of such jurisdictions as the Stockholders or lead underwriters (if any) shall reasonably request, to keep each such registration or qualification (or exemption therefrom) effective during the period such Registration Statement is required to be kept effective and to do any and all other acts or things necessary or advisable to enable the disposition in such jurisdictions of the Acquired Securities covered by the applicable Registration Statement; provided, however, that the Company will not be required (i) to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this paragraph or (ii) to consent to general service of process or taxation in any such jurisdiction where it is not so subject;

(e) use its reasonable best efforts to cause all such Acquired Securities to be listed on each securities exchange on which securities of the same class as the Acquired Securities are then listed and, if not so listed, to be listed on a national securities exchange selected by the Company;

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(f) provide a transfer agent and registrar for all such Acquired Securities and a CUSIP number or other recognized securities identification number for all such Acquired Securities not later than the effective date of such Registration Statement;

(g) comply with all applicable rules and regulations of the Commission, and make available to its security holders an earnings statement satisfying the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any similar rule promulgated under the Securities Act) no later than 45 days after the end of any 12-month period (or 90 days after the end of any 12-month period if such period is a fiscal year) (or in each case within such shorter period of time as may be required by the Commission for filing the applicable report with the Commission) (i) commencing at the end of any fiscal quarter in which Acquired Securities are sold to underwriters in an underwritten offering or (ii) if not sold to underwriters in such an offering, commencing on the first day of the first fiscal quarter of the Company after the effective date of a Registration Statement, which earnings statement shall cover said 12-month period;

(h) use its reasonable best efforts to prevent the issuance of any order suspending the effectiveness of a Registration Statement or suspending the qualification (or exemption from qualification) of any of the Acquired Securities included therein for sale in any jurisdiction, and, in the event of the issuance of any stop order suspending the effectiveness of a Registration Statement, or of any order suspending the qualification of any Acquired Securities included in such Registration Statement for sale in any jurisdiction, the Company will use its reasonable best efforts promptly to obtain the withdrawal of such order at the earliest possible moment;

(i) if requested by the lead underwriters, obtain “cold comfort” letters and updates thereof from the independent certified public accountants of the Company (and, if necessary, any other independent certified public accountants of any subsidiary of the Company or of any business acquired by the Company for which financial statements and financial data are, or are required to be, included in the Registration Statement), addressed to each of the underwriters, if any, and, if permissible, the Stockholders such letters to be in customary form and covering matters of the type customarily covered in “cold comfort” letters in connection with underwritten offerings;

(j) obtain opinions of independent counsel to the Company and updates thereof (which counsel and opinions (in form, scope and substance) shall be reasonably satisfactory to the lead underwriters, if any, and the Stockholders), addressed to the Stockholders and each of the underwriters, if any, covering the matters customarily covered in opinions of issuer’s counsel requested in underwritten offerings, such as the effectiveness of the Registration Statement and such other matters as may be reasonably requested by such counsel and lead underwriters, if any;

(k) promptly notify the Stockholders and the lead underwriters, if any, and confirm such notice in writing:

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(i) when a prospectus or any supplement or post-effective amendment to such prospectus has been filed and, with respect to a Registration Statement or any post-effective amendment thereto, when the same has become effective,

(ii) of any request by the Commission or any other federal or state governmental authority for amendments or supplements to a Registration Statement or related prospectus or for additional information,

(iii) of the issuance by the Commission of any stop order suspending the effectiveness of a Registration Statement or of any order preventing or suspending the use of any prospectus or the initiation of any proceedings by any Person for that purpose,

(iv) of the receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of a Registration Statement or any of the Acquired Securities for offer or sale under the securities or blue sky laws of any jurisdiction, or the contemplation, initiation or threatening of any proceeding for such purpose, and

(v) of the happening of any event or the existence of any facts that make any statement made in such Registration Statement or prospectus untrue in any material respect or that require the making of any changes in such Registration Statement or prospectus so that it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made (in the case of any prospectus), not misleading (which notice shall be accompanied by an instruction to the Stockholders and the lead underwriters, if any, to suspend the use of the prospectus until the requisite changes have been made in accordance with Section 4.1(b) or 4.3(n));

(l) if requested by the lead underwriters, if any, or the Stockholders, promptly incorporate in a prospectus, supplement or post-effective amendment such information as the lead underwriters, if any, and such Stockholders reasonably request to be included therein relating to the sale of the Acquired Securities, including, without limitation, information with respect to the number of shares of Acquired Securities being sold to the underwriters, the purchase price being paid therefor by such underwriters and with respect to any other terms of the underwritten offering of the Acquired Securities to be sold in such offering, and make all required filings of such prospectus, supplement or post-effective amendment promptly following notification of the matters to be incorporated in such supplement or post-effective amendment;

(m) furnish to the Stockholders and the lead underwriters, without charge, at least one signed copy of the Registration Statement;

(n) as promptly as practicable upon the occurrence of any event contemplated by Section 4.3(k)(v) above, prepare a supplement or post-effective amendment to the Registration Statement or the prospectus, or any document incorporated therein by reference, or file any other required document so that, as thereafter delivered to the purchasers of the Acquired

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Securities being sold hereunder, the prospectus will not contain an untrue statement of a material fact or omit to state a material fact required to be stated in a Registration Statement or prospectus or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; and

(o) if such offering is an underwritten offering, enter into such agreements (including an underwriting agreement in form, scope and substance as is customary in underwritten offerings) and take all such other appropriate and reasonable actions requested by the Stockholders or by the lead underwriters (including cooperating in reasonable marketing efforts, including participation by the senior executives of the Company in any “roadshow” or similar meeting with potential investors) in order to expedite or facilitate the disposition of such Acquired Securities and, in connection therewith, provide indemnification provisions and procedures substantially to the effect set forth in Section 4.5 with respect to all parties to be indemnified pursuant to said Section.

(p) The Stockholders agree that, upon receipt of written notice from the Company of the happening of any event of the kind described in Section 4.3(k)(iii), (iv) or (v), such Stockholders will forthwith discontinue disposition of such Acquired Securities covered by such Registration Statement until such Stockholders’ receipt of the copies of the supplemented or amended Registration Statement contemplated by Section 4.3(n), or until they are advised in writing by the Company that the use of the applicable prospectus may be resumed, and have received copies of any additional or supplemental filings that are incorporated or deemed to be incorporated by reference in such prospectus, and, if so directed by the Company, such Stockholders will deliver to the Company all copies of the prospectus covering such Acquired Securities current at the time of receipt of such notice.

Section 4.4 Registration Expenses. The Company shall bear all expenses incurred in connection with the registration or attempted registration of the Acquired Securities pursuant to Sections 4.1 or 4.2(c) of this Agreement as provided herein. Such expenses shall include, without limitation, all printing, legal and accounting expenses incurred by the Company or the Stockholders (including the reasonable fees and expenses of not more than one counsel to the Stockholders) and all registration and filing fees imposed by the Commission, any state securities commission or the principal national securities exchange or national market system on which such Acquired Securities are then traded or quoted. Notwithstanding the foregoing sentence, the Stockholders shall be responsible for any brokerage or underwriting commissions and taxes of any kind (including, without limitation, transfer taxes) with respect to any disposition, sale or transfer of Acquired Securities.

Section 4.5 Indemnification.

(a) Indemnification by Company. The Company agrees to indemnify, to the fullest extent permitted by law, each Stockholder, each Affiliate thereof and each officer, director, employee, counsel, agent or representative of each Stockholder and its Affiliates and each Person who controls any such Person (within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act) against, and hold it and them harmless from, all losses, claims, damages, liabilities, costs (including, without limitation, costs of preparation and attorneys’ fees and disbursements) and expenses, including expenses of investigation

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(collectively, “Losses”) arising out of, caused by or based upon (i) any untrue or alleged untrue statement of material fact contained in any Registration Statement, or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading (a “Misstatement/Omission”), or (ii) any violation or alleged violation by the Company of applicable state or federal securities laws, rules or regulations; provided, however, that the Company shall not be liable insofar as such Misstatement/Omission or violation is made in reliance upon and in conformity with information furnished in writing to the Company by such Stockholder expressly for use therein. In connection with an underwritten offering, the Company will indemnify such underwriters, their officers and directors and each Person who controls such underwriters (within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act) to the same extent as provided above with respect to the indemnification of the Stockholder.

(b) Indemnification by Stockholder. In connection with any offering in which a Stockholder is participating, such Stockholder agrees (severally and not jointly with any other Stockholder) to indemnify, to the fullest extent permitted by law, the Company, each other Stockholder and each Affiliate, employee, counsel, agent, representative, director or officer of the Company, each other Stockholder and each Person who controls the Company or such other Stockholder (within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act) against, and hold it harmless from, any Losses arising out of or based upon any Misstatement/Omission contained in the Registration Statement, if and to the extent that such Misstatement/Omission arose out of or was based upon information furnished in writing by such Stockholder expressly for use therein. The obligation of such Stockholder to indemnify will be limited to the net amount of proceeds (net of payment of all expenses) received by such Stockholder from the sale of Acquired Securities pursuant to such Registration Statement giving rise to such indemnification obligation.

(c) Conduct of Indemnification Proceedings. In case any action, claim or proceeding shall be brought against any Person entitled to indemnification hereunder, such indemnified party shall promptly notify each indemnifying party in writing, and such indemnifying party shall assume the defense thereof including the employment of counsel reasonably satisfactory to such indemnified party and payment of all fees and expenses incurred in connection with the defense thereof. The failure to so notify such indemnifying party shall not affect any obligation it may have to any indemnified party under this Agreement or otherwise except to the extent that (as finally determined by a court of competent jurisdiction (which determination is not subject to review or appeal)) such failure materially prejudiced such indemnifying party. Each indemnified party shall have the right to employ separate counsel in such action, claim or proceeding and participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of each indemnified party unless: (i) such indemnifying party has agreed to pay such expenses; (ii) such indemnifying party has failed promptly to assume the defense and employ counsel reasonably satisfactory to such indemnified party; or (iii) the named parties to any such action, claim or proceeding (including any impleaded parties) include both such indemnified party and such indemnifying party or an affiliate or controlling person of such indemnifying party, and such indemnified party shall have been advised by counsel that either (A) there may be one or more legal defenses available to it which are different from or in addition to those available to such indemnifying party or such affiliate or controlling person or (B) a conflict of interest may exist if such counsel represents such indemnified party

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and such indemnifying party or its affiliate or controlling person; provided, however, that such indemnifying party shall not, in connection with any one such action or proceeding, or separate but substantially similar or related actions or proceedings in the same jurisdiction arising out of the same general allegations or circumstances, be responsible hereunder for the fees and expenses of more than one separate firm of attorneys (in addition to any local counsel), which counsel shall be designated by such indemnified party.

(d) Settlement. No indemnified party shall be liable for any settlement effected without its written consent. Each indemnifying party agrees, severally, but not jointly, that it will not, without the indemnified party’s prior written consent, consent to entry of any judgment or settle or compromise any pending or threatened claim, action or proceeding in respect of which indemnification or contribution may be sought hereunder unless the foregoing (i) contains an unconditional release, in form and substance reasonably satisfactory to the indemnified parties, of the indemnified parties from all liability and obligation arising therefrom, (ii) in regards to the Stockholders, does not contain an admission or other acknowledgment of guilt or wrong-doing, and (iii) in regards to the Executive Stockholders, does not contain an admission or other acknowledgment that would adversely affect the indemnified party’s ability to participate in a regulated industry on a going forward basis. The indemnifying party’s liability to any such indemnified party hereunder shall not be extinguished solely because any other indemnified party is not entitled to indemnity hereunder.

(e) Survival. The indemnification provided for under this Agreement will (i) remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling Person of such indemnified party, (ii) survive the transfer of securities and (iii) survive the termination of this Agreement.

(f) Right to Contribution. If the indemnification provided for in this Section 4.5 is unavailable to, or insufficient to hold harmless, an indemnified party under Section 4.5(a) or Section 4.5(b) above in respect of any Losses referred to in such Sections, then each applicable indemnifying party shall have an obligation to contribute to the amount paid or payable by such indemnified party as a result of such Losses in such proportion as is appropriate to reflect the relative fault of the Company, on the one hand, and of the indemnifying Stockholder, on the other, in connection with the Misstatement/Omission which resulted in such Losses, taking into account any other relevant equitable considerations. The amount paid or payable by a party as a result of the Losses referred to above shall be deemed to include, subject to the limitations set forth in Section 4.5(c) above, any legal or other fees or expenses reasonably incurred by such party in connection with any investigation, lawsuit or legal or administrative action or proceeding. The relative fault of the Company, on the one hand, and of the indemnifying Stockholder, on the other, shall be determined by reference to, among other things, whether the relevant Misstatement/Omission relates to information supplied by the Company or by such Stockholder and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such Misstatement/Omission. The Company and the Stockholders agree that it would not be just and equitable if contribution pursuant to this Section 4.5(e) were determined by solely pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to above. Notwithstanding the provisions of this Section 4.5(e), none of the Stockholders shall be required to contribute any amount in excess of the amount by which (i) the amount (net of payment of all expenses) at

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which the securities that were sold by such Stockholder and distributed to the public were offered to the public exceeds (ii) the amount of any damages which such Stockholder has otherwise been required to pay by reason of such Misstatement/Omission. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

Section 4.6 Form S-3. The Company currently meets the requirements for registration on Form S-3 under the Securities Act, and the Company shall use its reasonable best efforts to meet these requirements on the initial filing date and effective date of the Registration Statements filed pursuant to Section 4.1 of this Agreement.

Section 4.7 Covenants of Stockholders. Each of the Stockholders hereby agrees (a) to cooperate with the Company and to promptly furnish to the Company all such information in connection with the preparation of any Registration Statement and any filings with any state securities commissions as the Company may reasonably request in order to comply with applicable law and the Commission’s rules and regulations and (b) to the extent required by the Securities Act, to deliver or cause delivery of the prospectus contained in any Registration Statement, and any amendment or supplement thereto, to any purchaser from such Stockholder of the Acquired Securities covered by the Registration Statement.

Section 4.8 Rule 144 Reporting. With a view to making available to the Stockholders the benefits of certain rules and regulations of the Commission, which may permit the sale of the Common Stock, the Company agrees to use its commercially reasonable efforts to:

(a) Make and keep public information available, as those terms are understood and defined in Rule 144 under the Securities Act, at all times during which the Company is subject to the reporting requirements of the Exchange Act;

(b) File with the Commission, in a timely manner, all reports and other documents required of the Company under the Exchange Act at all times during which the Company is subject to such reporting requirements; and

(c) So long as the Stockholders own any Common Stock, furnish to such Stockholder forthwith upon request: A written statement by the Company as to its compliance with the reporting requirements of said Rule 144 of the Securities Act and of the Exchange Act (at all times during which it is subject to such reporting requirements); and such other reports and documents of the Company in the possession of or reasonably obtainable by the Company as a Stockholder may reasonably request in availing itself of any rule or regulation of the Commission allowing it to sell any such securities without registration.

ARTICLE V

MISCELLANEOUS

Section 5.1 Amendments; Waiver.

(a) This Agreement may only be amended by an agreement in writing executed by the parties hereto.

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(b) Either party may waive in whole or in part any benefit or right provided to it under this Agreement, such waiver being effective only if contained in a writing executed by the waiving party. No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon breach thereof shall constitute a waiver of any such breach or of any other covenant, duty, agreement or condition, nor shall any delay or omission of either party to exercise any right hereunder in any manner impair the exercise of any such right accruing to it thereafter.

Section 5.2 Notices. Except as otherwise provided in this Agreement, all notices, requests, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered by hand, when delivered personally or by courier, three days after being deposited in the mail (registered or certified mail, postage prepaid, return receipt requested), or when received by facsimile transmission if promptly confirmed by one of the foregoing means, as follows:

If to any of the Stockholders, to such Stockholder at the address set forth opposite such Stockholder’s name on Schedule A hereto;

If to the Company:

INVESTools Inc.

13947 South Minuteman Drive

Draper, Utah 84020

Attn: Ida Kane, Chief Financial Officer

Facsimile: (801) 816-6010

with a copy to:

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10022

Attention: Gary L. Sellers

Fax: (212) 455-2502

or to such other address or facsimile number as either party may, from time to time, designate in a written notice given in a like manner.

Section 5.3 Governing Law; Injunctive Relief; Consent to Jurisdiction and Services of Process; Waiver of Jury Trial. This Agreement and the rights and duties of the parties hereunder shall be governed by, and construed in accordance with, the laws of the State of Delaware. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Delaware state or federal court sitting in the State of Delaware, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto, (a) consents to submit itself to the personal

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jurisdiction of the Delaware state or federal court in the event any dispute arises out of this Agreement or any transaction contemplated hereby or thereby, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it will not bring any action relating to this Agreement or any transaction contemplated hereby or thereby in any court other than the Delaware state or federal court and (d) waives any right to trial by jury with respect to any action related to or arising out of this Agreement or any transaction contemplated hereby or thereby.

Section 5.4 Headings. The descriptive headings of the several sections in this Agreement are for convenience only and do not constitute a part of this Agreement and shall not be deemed to limit or affect in any way the meaning or interpretation of this Agreement.

Section 5.5 Entire Agreement. This Agreement, the Merger Agreement and the Escrow Agreement, dated as of February 15, 2007, between the Company, Scott D. Sheridan, as Stockholders’ Agent, and JPMorgan Chase Bank, N.A., as Escrow Agent (collectively, the “Transaction Agreements”), the exhibits and schedules hereto and thereto and any other documents delivered pursuant hereto and thereto and the Confidentiality Agreement (as defined in the Merger Agreement) constitute the full and entire understanding and agreement between the parties with regard to the subject matters hereof and supersede all prior understandings and agreements, and no party shall be liable or bound to any other in any manner by any representations, warranties, covenants and agreements except as specifically set forth herein and in the Transaction Agreements and in the Confidentiality Agreement.

Section 5.6 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

Section 5.7 Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

[Remainder of this page intentionally left blank]

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IN WITNESS WHEREOF, the Company and the Stockholders have caused this Agreement to be duly executed by their respective authorized officers as of the date first above written.

INVESTOOLS INC.

By:	/s/ Ida K. Kane
Name:	Ida K. Kane
Title:	Chief Financial Officer

TOM SOSNOFF LIVING TRUST U/A/D
DECEMBER 7, 2006

By:	/s/ Tom Sosnoff
Tom Sosnoff, not individually, but solely as Trustee of the Tom Sosnoff Living Trust u/a/d December 7, 2006

/s/ Scott Sheridan
Scott Sheridan

SCOTT SHERIDAN TRUST U/A/D
FEBRUARY 15, 1996

By:	/s/ Scott D. Sheridan
Scott D. Sheridan, not individually but solely as Co-Trustee of the Scott Sheridan Trust u/a/d February 15, 1996

By:	/s/ Beth Kurensky
Beth Kurensky, not individually but solely as Co-Trustee of the Scott Sheridan Trust u/a/d February 15, 1996

By:	/s/ Marc Sheridan
Marc Sheridan, not individually but solely as Co-Trustee of the Scott Sheridan Trust u/a/d February 15, 1996

WHITESIDE ASSOCIATES LIMITED PARTNERSHIP

By:	/s/ Joseph J. Whiteside
Name:	Joseph J. Whiteside
Title:	Attorney-in-Fact

O2-E LIMITED

By:	/s/ Joseph J. Whiteside

Its:	Nominee

TCV V, L.P., a Delaware Limited Partnership

By:	Technology Crossover Management V, L.L.C.,
Its:	General Partner

By:	/s/ Robert C. Bensky
Name:	Robert C. Bensky
Title:	Attorney-in-Fact

TCV MEMBER FUND, L.P., a Delaware Limited Partnership

By:	Technology Crossover Management V, L.L.C.,
Its:	General Partner

By:	/s/ Robert C. Bensky
Name:	Robert C. Bensky
Title:	Attorney-in-Fact

DACOTA INVESTMENT HOLDINGS, L.L.P.

By:	Domer Family Revocable Trust
Its:	General Partner

By:	/s/ Michael A. Domer
Name:	Michael A. Domer
Title:	Co-Trustee

By:	/s/ Peggy J. Domer
Name:	Peggy J. Domer
Title:	Co-Trustee

/s/ Timothy Mullen
Timothy Mullen

/s/ Jon Rogoff
Jon Rogoff

/s/ Aric Forsythe
Aric Forsythe

/s/ Linwood Ma
Linwood Ma

/s/ Joel Bloom
Joel Bloom

/s/ Robert Stapleton
Robert Stapleton

/s/ Paul Dunbar
Paul Dunbar

/s/ Thomas Preston
Thomas Preston

/s/ Donald Roberts
Donald Roberts

/s/ Kristine Ross
Kristine Ross

/s/ Kevin Siemiawski
Kevin Siemiawski

/s/ Jeremy Weiss
Jeremy Weiss

/s/ Jeffrey Katz
Jeffrey Katz

/s/ Jamie Fleischmann
Jamie Fleischmann